December 11, 2000



Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC  20549


            Re:   GPU, Inc.
                  Form RW (Request for Withdrawal)
                  File No. 70-9795
                  ----------------

Ladies and Gentlemen:


            GPU, Inc. hereby requests withdrawal of its Form U-1 Application/Declaration dated November 21, 2000 filed in File No. 70-9795, which relates to the proposed merger of GPU, Inc. with and into FirstEnergy Corp. That filing is a duplicate of the Form U-1 Application/Declaration dated November 21, 2000 filed in File No. 70-9793 by FirstEnergy Corp. regarding the same transaction.


                                   Sincerely,

                                   By:  /s/ T. G Howson
                                        ---------------
                                         T. G. Howson
                                         Vice President and Treasurer